September 28, 2006
Mr. John Hartz
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, D.C. 20549

Reference:	Wellman, Inc.
Form 10-K for the FYE December 31, 2005, filed on March 15, 2006
File No. 1-10033
Dear Mr. Hartz:
     Thank you for the prompt review of our response letter that we submitted to you on August 23, 2006. Enclosed on behalf of Wellman, Inc. (the “Company”) are our responses to the recent comment letter dated September 7, 2006 (the “Comment Letter”) from the staff of the Commission (the “Staff”) arising out of their review of our response letter and the Company’s Form 10-K for the year ended December 31, 2005, which was filed on March 15, 2006.
     Set forth below are our responses to the Comment Letter. The numbering of the paragraphs below corresponds to the numbering of the Staff’s comments. We have incorporated the text of the Staff’s comments into the response letter in italicized type and have followed each comment with our response in regular type. References in the letter to “we”, “our”, or “us” means the Company unless otherwise specified.

Form 10-K for the fiscal year ended December 31, 2005
Item 3. Legal Proceedings, page 16
1.	We have reviewed your response to our prior comment two. The disclosures contained within your Form 10-K for the year ended December 31, 2005 do not adequately convey the events surrounding the polyester staple fiber products proceedings. We do recognize that your Form 10-Qs filed during fiscal 2005 do contain more enhanced disclosures. However, in order for a reader to fully understand the status of a given legal proceeding, it is important that your disclosures fully describe all significant recent events as well as the current status. Such relevant disclosure would include a comprehensive and specific discussion of the charges taken, any significant remaining accrual balance, and whether you believe any further material losses are possible. Please confirm to us that you will make all relevant disclosures in future filings.
Response:
     In all future filings, our disclosures related to legal proceedings will provide relevant background information and will fully describe all significant recent events as well as the current status of any proceedings. This will include a comprehensive and specific discussion of the charges taken, any significant remaining accrual balance, and whether we believe any further material losses are possible.
Consolidated Balance Sheets, page 37
2.	We have reviewed your response to our prior comment four and have the following additional comments:
•	Please tell us where you have classified the amortization of your raw material contract in your statement of operations.

•	We note that the contract is for a fixed quantity of PTA. Please tell us why you are amortizing the cost of the contract ratably over its contractual term instead of amortizing the cost at a rate that would match your expected purchases.

•	With a view towards future disclosure, tell us how this contract has impacted your operating results. To the extent practicable, please quantify the impact.

•	It appears that this contract is a direct cost associated with your sales. In addition, it also appears that payment for this contract was made to one of your suppliers. It is therefore unclear to us how you considered paragraphs 21-23 of FAS 95 in determining whether payment for the contract should be classified as an operating activity in your statement of cash flows. Please explain.

Response:
     The amortization of the raw material contract (which started in February 2004) is classified in “Cost of Sales” in our Consolidated Statements of Operations in our December 31, 2005 Form 10-K. This classification is consistent with our treatment of recording depreciation of property plant and equipment (which is an investing activity) in cost of goods sold.
     In our prior response to you, we stated that we are amortizing the contract ratably over its term of 58 months. It would have been more appropriate for us to state that we are amortizing the upfront purchase price of the contract over the volume purchased in any period divided by the total volume expected to be purchased under the contract. As stated previously, we use significantly more PTA than is provided by this contract and, because this contract has historically been our lowest cost PTA, we have purchased the maximum amount possible under the contract and expect to continue to purchase the maximum amount permitted in the contract until the contract terminates. This means that the amortization has historically been identical under both of the following methods: (a) the straight line amortization over the term of the contract and (b) the volumes purchased compared to the total expected volumes to be purchased. We expect this will continue in future periods; however, in any future filings we will clarify that our amortization of the contract is computed based on the volumes purchased divided by the total expected purchases under the contract.
     This raw material contract provides us with PTA that is less expensive than PTA purchased at list or non-contract prices, even after considering the amortization of the purchase price. Since the contract in question represented less than 25% of our total raw material purchases, the net savings (after amortization) are a very small percentage of our total raw material purchase costs. This contract does have a favorable impact on our operating results; however, the impact is no more significant than normal changes in the pricing of our various raw materials, including PTA. This contract does provide Wellman with a secure source for a portion of its PTA requirements. In our future filings, we will provide additional disclosure explaining that the contract has a beneficial effect on our operating results.
     This raw material contract was purchased with funds borrowed from unrelated third party lenders that are not suppliers to the Company. We generate current and on-going cash flows by selling products that are manufactured with raw materials purchased pursuant to this contract. We have treated the purchase of this contract and the ongoing operating activities as two separate types of cash flows in our Consolidated Statements of Cash Flows which is contained in our Form 10-K for the year ended December 31, 2005. The upfront cash outlay for the opportunity to purchase PTA for more than one year was treated as an investing activity similar to the treatment of a capital expenditure which provides the ability to make a certain product in the future. We classified the contract as an investing cash flow because FAS 95 includes in its definition of Investing Activities any investments which are for other productive assets, or assets held for or used in the production of goods and services of the enterprise. We believe the standard provides that payments for assets that produce benefits in future periods should be classified as Investing Activities. With the exception of goodwill, these assets should be depreciated/amortized in future periods to appropriately match revenues with expenses. We believe the term “productive asset” includes any asset that produces benefits for the enterprise in future periods that was not classified as inventory. In general, this should encompass intangible assets such as payments for lease contracts, patents, trademarks, covenants not to compete and any contract that produces a benefit in future periods. The purchase of this raw material contract created an intangible asset, and the portion of that asset which is expected to be amortized over the next twelve months is classified as a current asset, and the remainder is classified as a long term asset. Paragraph 21 of FAS 95 clearly states that “Cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income”. Since the initial cash outlay at the beginning of the contract did not affect our Statement of Operations at that time, we believe the classification as an investing activity is more appropriate.
     Consistent with FAS 95, the ongoing and recurring cash outlays for the PTA purchased under the contract are shown in operating activities each reporting period as the PTA is purchased. Cash costs incurred to purchase PTA under this contract during the contract’s life have been treated as an operating activity for classification in our Consolidated Statements of Cash Flows.
     We recognize it may have been possible to treat the purchase of the contract differently, and the FASB acknowledges this in paragraph 24 of FAS 95, where it states “Certain cash receipts and payments may have aspects of more than one class of cash flows”. However, based on the above rationale, we believe that our treatment of the initial cash outlay as an investing activity and the ongoing and recurring cash payments to purchase PTA under the contract as operating activities are acceptable.
Conclusion
     Based on the information contained herein, we will modify our future fillings as stated in this letter.
     In connection with responding to these comments, we acknowledge that:
•	We are responsible for the adequacy of the disclosure in our filings:

•	Staff comments or changes to disclosure in response to Staff concerns do not foreclose the Commission taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call the undersigned at 732-212-3318 or Roger Glenn at 212-912-2753 should you need additional information or have any questions. Thank you.
Sincerely,

/s/ Keith R. Phillips Keith R. Phillips
Chief Financial Officer

Cc:	Tricia Armelin, Securities and Exchange Commission
D. Roger Glenn, Esq. – Edwards, Angell, Palmer & Dodge
Thomas M. Duff, Chief Executive Officer
Mark J. Ruday, Chief Accounting Officer
David J. McKittrick, Chairman of the Audit Committee
Larry Herlong, Ernst & Young